UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Design Within Reach, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

250557105

(CUSIP Number)

Marc J. Leder

Rodger R. Krouse

Sun Capital Securities, LLC

5200 Town Center Circle, Suite 470

Boca Raton, Florida 33486

(561) 394-0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 17, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 250557105

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCSF Equities, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)

	8.	SHARED VOTING POWER 2,122,000 (See Item 5)

	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)

	10.	SHARED DISPOSITIVE POWER 2,122,000 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,122,000 (See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%

14.	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 250557105

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Capital Securities Offshore Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)

	8.	SHARED VOTING POWER 2,122,000 (See Item 5)

	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)

	10.	SHARED DISPOSITIVE POWER 2,122,000 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,122,000 (See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%

14.	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 250557105

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Capital Securities Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)

	8.	SHARED VOTING POWER 2,122,000 (See Item 5)

	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)

	10.	SHARED DISPOSITIVE POWER 2,122,000 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,122,000 (See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%

14.	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 250557105

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Capital Securities Advisors, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)

	8.	SHARED VOTING POWER 2,122,000 (See Item 5)

	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)

	10.	SHARED DISPOSITIVE POWER 2,122,000 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,122,000 (See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%

14.	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 250557105

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Capital Securities, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)

	8.	SHARED VOTING POWER 2,122,000 (See Item 5)

	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)

	10.	SHARED DISPOSITIVE POWER 2,122,000 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,122,000 (See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%

14.	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 250557105

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marc J. Leder

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)

	8.	SHARED VOTING POWER 2,122,000 (See Item 5)

	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)

	10.	SHARED DISPOSITIVE POWER 2,122,000 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,122,000 (See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 250557105

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rodger R. Krouse

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (See Item 5)

	8.	SHARED VOTING POWER 2,122,000 (See Item 5)

	9.	SOLE DISPOSITIVE POWER 0 (See Item 5)

	10.	SHARED DISPOSITIVE POWER 2,122,000 (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,122,000 (See Item 5)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 4 hereby amends Amendment No. 3 to the Statement on Schedule 13D (the “Schedule 13D”) previously filed on July 14, 2006, by SCSF Equities, LLC, a Delaware limited liability company (“SCSF Equities”), Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation (“Sun Offshore Fund”), Sun Capital Securities Fund, LP, a Delaware limited partnership (“Sun Securities Fund”), Sun Capital Securities Advisors, LP, a Delaware limited partnership (“Sun Advisors”), Sun Capital Securities, LLC, a Delaware limited liability company (“Sun Capital Securities”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”) with respect to the Common Stock, par value $0.001 per share (the “Common Stock”) of Design Within Reach, Inc., a Delaware corporation (the “Issuer”) as follows:

Item 5.            Interest in Securities of the Issuer.

(a) — (b)

On July 17, 2006, the Reporting Persons purchased shares of the Common Stock increasing the total number of shares owned by the Reporting Persons to 2,122,000 shares of the Common Stock or approximately 14.8% of the Issuer’s outstanding Common Stock.

(c)

Except for the transactions described herein and those referenced in Amendment No. 3 to the Schedule 13D filed on July 14, 2006, by SCSF Equities, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons during the past 60 days except for the following transactions: on July 17, 2006, the Reporting Persons purchased 50,000 shares of the Common Stock at $5.98 per share and 205,000 shares of the Common Stock at $5.90 per share, increasing the total number of shares owned by the Reporting Persons to 2,122,000 shares of Common Stock. The transactions were effected through trades in the open market on the NASDAQ Stock Exchange.

Item 7.            Materials to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated July 18, 2006, by and among each of the Reporting Persons.

Exhibit B

Limited Power of Attorney, dated June 29, 2006, by and among the Reporting Persons (incorporated herein by reference to Exhibit B to Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with respect to the Issuer on July 14, 2006).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	July 18, 2006	SCSF Equities, LLC

		By :	*
		Name:	Marc J. Leder
		Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

		By :	*
		Name:	Marc J. Leder
		Its:	Director

Sun Capital Securities Fund, LP

		By:	Sun Capital Securities Advisors, LP
		Its:	General Partner

		By:	Sun Capital Securities, LLC
		Its:	General Partner

		By :	*
		Name:	Marc J. Leder
		Its:	Co-CEO

Sun Capital Securities Advisors, LP

		By:	Sun Capital Securities, LLC
		Its:	General Partner

		By :	*
		Name:	Marc J. Leder
		Its:	Co-CEO

Sun Capital Securities, LLC

		By :	*
		Name:	Marc J. Leder
		Its:	Co-CEO

*
Marc J. Leder

*
Rodger R. Krouse

            The undersigned, by signing his name hereto, does sign and execute this Amendment No. 4 to Schedule 13D pursuant to the Limited Power of Attorney executed by the above Reporting Persons and incorporated by reference hereto on behalf of the Reporting Persons.

Dated:	July 18, 2006	*By:	/s/ Michael H. Kalb	Attorney in Fact
Michael H. Kalb